UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42013

Super X AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On October 3, 2025, Super X AI Technology Limited released a press release entitled “SuperX Launches the Latest XN9160-B300 AI Server Powered by NVIDIA's Blackwell Architecture for AI Workloads”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
99.1	SuperX Launches the Latest XN9160-B300 AI Server Powered by NVIDIA's Blackwell Architecture for AI Workloads

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2025	Super X AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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